[redacted]

BB 3/10

UNITED STATES
SECURITIES AND EXCHANGE (
Washington, D.C. 20

10028535

B APPROVAL	
ber:	3235-0123
	February 28, 2010
average burden hours	
per response......	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Stanley Smith Barney LLC

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Westchester Avenue
(No. and Street)

Purchase,	New York	10577-2530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Gelfand (914) 750-0461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/11

MORGAN STANLEY SMITH BARNEY LLC
(SEC I.D. No. 8-68191)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley Smith Barney LLC:

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley Smith Barney LLC and subsidiaries at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

MORGAN STANLEY SMITH BARNEY LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2009
(In thousands of dollars)

ASSETS

Cash and cash equivalents	$ 358,765
Financial instruments owned, at fair value ($1,946,330 were pledged to affiliate):	
U.S. government and agency securities	631,801
Other sovereign government obligations	2,646
Corporate and other debt	1,268,701
Corporate equities	35,616
Derivative contracts	3,453
Investments	2,826
Physical commodities	7,566
Total financial instruments owned, at fair value	1,952,609
Securities purchased under agreements to resell	1,600,000
Receivables:	
Brokers, dealers and clearing organizations	450,467
Fees and other	121,999
Affiliates	63,002
Premises, equipment and software costs, at cost (net of accumulated depreciation and amortization of $3,633)	3,087
Goodwill	4,606,378
Intangible assets (net of accumulated amortization of $164,590)	3,961,404
Other assets	987,569
Total assets	$14,105,280

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings:	
Affiliates	$ 356,772
Other	12,345
Financial instruments sold, not yet purchased, at fair value:	
U.S. government and federal agency securities	543,694
Other sovereign government obligations	5,902
Corporate and other debt	362,057
Corporate equities	28,719
Derivative contracts	397
Total financial instruments sold, not yet purchased, at fair value	940,769
Payables:	
Brokers, dealers and clearing organizations	416,375
Interest and dividends	682
Other liabilities and accrued compensation expenses	1,744,578
Total liabilities	3,471,521
Subordinated liabilities	900,000
Member's equity:	
Member's interest	9,333,453
Retained earnings	400,306
Total member's equity	9,733,759
Total liabilities and member's equity	$14,105,280

See Notes to the Consolidated Statement of Financial Condition.

(In thousands of dollars, except where noted)

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley Smith Barney LLC ("MSSB") was formed on February 2, 2009 and commenced operations on June 1, 2009. MSSB and its subsidiaries (collectively, the "Company") offer a wide variety of financial products and provide financial services to a large and diversified group of clients, financial institutions and individuals. The Company's businesses include financial advisory services, sales, and trading in fixed income securities and related products, including foreign exchange and investment activities and new issue distribution of fixed income, equity and packaged products. The Company provides clients with a comprehensive array of financial solutions, including MSSB products and services, and products and services from third party providers, such as insurance companies and mutual fund families. The Company offers brokerage and investment advisory services covering various investment alternatives; financial and wealth planning services; annuity and insurance products; cash management; and retirement plan services. The formation of MSSB creates a new leader in wealth management with over 130 years of experience consisting of over 17,400 financial advisors and 895 brokerage locations around the U.S.

MSSB is registered with the Securities and Exchange Commission ("SEC") as an introducing broker-dealer and is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). MSSB introduces its customer transactions and accounts to Morgan Stanley & Co. Incorporated ("MS&Co") and Citigroup Global Markets Inc. ("CGMI") for clearance and settlement. The Company is a wholly owned subsidiary of Morgan Stanley Smith Barney Holdings LLC (the "Parent"), of which 51% is owned indirectly by Morgan Stanley (the "Ultimate Parent") and 49% by Citigroup Inc. ("Citi").

On July 31, 2009, Citi contributed its managed futures business and certain related proprietary trading positions to the Parent, a portion of which was subsequently contributed to MSSB by the Parent.

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, the valuation of goodwill, the outcome of litigation, tax and other matters that affect the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The consolidated statement of financial condition includes the accounts of MSSB and its wholly owned subsidiaries and other entities in which MSSB has a controlling financial interest. MSSB's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity.

At December 31, 2009, the Company's consolidated subsidiaries reported $5,877 of assets, $14,980 of liabilities and ($9,103) of member's equity on a stand-alone basis.

All material intercompany balances and transactions have been eliminated.

Related Party Transactions

The Company has transactions with the Ultimate Parent and its affiliates. A subordinated liability transacted with the Ultimate Parent is described in Note 7. MS&Co is an affiliate and a wholly owned subsidiary of the Ultimate Parent that provides clearing services for the Company.

Assets and receivables from affiliated companies as of December 31, 2009 are comprised of receivables from brokers, dealers, and clearing organizations of $688 and other assets of $12,083. Liabilities and payables to affiliated companies as of December 31, 2009 are comprised of payables to brokers, dealers, and clearing organizations of $416,330.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Financial Instruments and Fair Value

A significant portion of the Company's financial instruments are carried at fair value. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows.

Financial Instruments Measured at Fair Value

All of the instruments within financial instruments owned and financial instruments sold, not yet purchased, are measured at fair value. These financial instruments primarily represent the Company's trading activities and include both cash and derivative products.

The fair value of over-the-counter ("OTC") financial instruments, including derivative contracts related to financial instruments is presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets fair value of cash collateral received against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 -- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. See Note 3. In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Many cash and OTC contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that fair value estimate always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and adjusting to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for some cash and OTC contracts is derived primarily using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, option volatility and currency rates. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality and model uncertainty. Credit valuation adjustments are applied to both cash instruments and OTC derivatives. For cash instruments, the impact of changes in the Company's own credit spreads is considered when measuring the fair value of liabilities and the impact of changes in the counterparty's credit spreads is considered when measuring the fair value of assets. For OTC derivatives, the impact of changes in both the Company's and the counterparty's credit standing is considered when measuring fair value. In determining the expected exposure, the Company considers collateral held and legally enforceable master netting agreements that mitigate the Company's exposure to each counterparty. All valuation adjustments are subject to judgment, are applied on a consistent basis and are based upon

observable inputs where available. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

See Note 3 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations primarily represent outstanding balances between the Company and its clearing brokers.

Premises, Equipment and Software Costs

Premises and equipment consists of leasehold improvements, computer and communication equipment, and software (externally purchased and developed for internal use). Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment are provided principally by the straight-line method over the estimated useful life of the asset. Estimates of useful lives are generally as follows: computer and communication equipment – 3 to 8 years. Estimated useful lives for software costs are generally 3 to 5 years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding 15 years.

Premises, equipment and software costs are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized and are reviewed annually (or more frequently when certain events or circumstances exist) for impairment. Amortizable intangible assets are amortized over their estimated useful lives and reviewed for impairment on an interim basis when certain events or circumstances exist.

Other Assets

Other assets include, but are not limited to, prepaid expenses. As of December 31, 2009, other assets includes $822,721 of contractual prepayments made on behalf of affiliate banks related to the Company's Customer Deposit Sweep Program ("Deposit Program").

Other Liabilities

Other liabilities include, but are not limited to, accrued compensation, deferred income, and accrued expenses.

Investment Banking

Investment banking includes revenues from the distribution of equity and fixed income securities, including public offerings, secondary offerings, closed-end funds and unit trusts.

Principal Transactions

Principal transactions include revenues from the purchases and sales of financial instruments in which the Company acts as a principal as well as gains and losses on the Company's inventory positions held.

Commissions

The Company generates commissions from executing customer transactions on stock, options and future markets. Commission revenues are recognized in the accounts on trade date.

Asset Management, Distribution and Administration Fees

Asset management, distribution and administration fees consist primarily of revenues earned from asset management services, the distribution of mutual funds, and customers electing a fee-based pricing arrangement and are generally recognized over the relevant contract period, generally quarterly or annually. In addition, the Company receives fees from affiliated banks in conjunction with its Deposit Program.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

Accounting Developments

Subsequent Events. In May 2009, the FASB issued accounting guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company's adoption of this guidance as of June 30, 2009 did not have a material impact on the Company's consolidated statement of financial condition.

Fair Value Measurements. In April 2009, the FASB issued guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The guidance provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The adoption of the guidance in 2009 did not have a material impact on the Company's consolidated statement of financial condition.

In August 2009, the FASB issued guidance about measuring liabilities at fair value. The adoption of the guidance on October 1, 2009 did not have a material impact on the Company's consolidated statement of financial condition.

In September 2009, the FASB issued additional guidance about measuring the fair value of certain alternative investments, such as hedge funds, private equity funds, real estate funds and venture capital funds. The guidance allows companies to determine the fair value of such investments using net asset value ("NAV") as a practical expedient and also requires disclosures of the nature and risks of the investments by major category of alternative investments. The Company's adoption on December 31, 2009 did not have a material impact on the consolidated statement of financial condition.

Note 3 – Fair Value Disclosures

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

U.S. Government and Agency Securities

U.S. Treasury Securities

U.S. treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities

U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Non-callable agency issued debt securities are generally valued using quoted market prices. Callable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Mortgage pass-throughs include mortgage pass-throughs and forward settling mortgage pools. Fair value of mortgage pass-throughs are model driven with respect to spreads of the comparable To-be-announced ("TBA") security. Actively traded non-callable agency issued debt securities are categorized in Level 1 of the fair value hierarchy. Callable agency issued debt securities and mortgage pass-throughs are generally categorized in Level 2 of the fair value hierarchy.

Other Sovereign Government Obligations

Foreign sovereign government obligations are valued using quoted prices in active markets when available. To the extent quoted prices are not available, fair value is determined based on a valuation model that has as inputs interest rate yield curves, cross-currency basis index spreads, and country credit spreads for structures similar to the bond in terms of issuer, maturity and seniority. These bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy.

Corporate and Other Debt

State and Municipal Securities

The fair value of state and municipal securities is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS") and other Asset-Backed Securities ("ABS")

RMBS, CMBS and other ABS may be valued based on external price or spread data. When position-specific external price data are not observable, the valuation is based on prices of comparable bonds. Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

RMBS, CMBS and other ABS are categorized in Level 3 if external prices or spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer are used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swaps spreads and recovery rates based on collateral values as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Corporate Equities

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy; otherwise they are categorized in Level 2.

Derivative and Other Contracts

Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in Level 2 of the fair value hierarchy.

OTC Derivative Contracts

OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices or commodity prices.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques, and model inputs from comparable benchmarks, including closed-form analytic formula, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps, certain option contracts and certain credit default swaps. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. A substantial majority of OTC derivative products valued by the Company using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

For further information on derivative instruments, see Note 8.

Investments

All equity investments purchased in connection with investment activities are recorded at fair value and are included within financial instruments owned – investments in the consolidated statement of financial condition. The carrying value of such investments reflects expected exit values based upon appropriate valuation techniques applied on a consistent basis. Such techniques employ various markets, income and cost approaches to determine fair value at the measurement date. These investments are included in Level 3 of the fair value hierarchy because, due to infrequent trading, exit prices tend to be unobservable and reliance is placed on the above methods.

Physical Commodities

The Company trades various precious metals on behalf of its customers. Fair value for physical commodities is determined using observable inputs, including broker quotations and published indices. Physical commodities are categorized in Level 2 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets:				
Financial instruments owned:				
U.S. government and agency securities:				
U.S. Treasury	$ 371,072	$ 147	$ —	$ 371,219
U.S. agency securities	16,697	243,654	231	260,582
Total U.S. government and agency securities:	387,769	243,801	231	631,801
Other sovereign government	2,393	173	80	2,646
Corporate debt and other:				
State and municipal securities		586,415	274	586,689
Residential mortgage-backed securities	—	7,276	957	8,233
Commercial mortgage-backed securities	—	634	26	660
Asset-backed securities	—	1,231	84	1,315
Corporate bonds	—	662,375	8,504	670,879
Other debt	54	846	25	925
Total corporate and other debt	54	1,258,777	9,870	1,268,701
Corporate equities	18,991	15,660	965	35,616
Derivative contracts(1)	2,916	534	3	3,453
Investments	—	—	2,826	2,826
Physical commodities	—	7,566	—	7,566
Liabilities:				
Financial instruments sold, not yet purchased:				
U.S. government and agency securities:				
U.S Treasury	$ 537,749	$ 44	$ —	$ 537,793
U.S agency securities	—	5,900	1	5,901
Total U.S. government and agency securities:	537,749	5,944	1	543,694
Other sovereign government	919	4,939	44	5,902
Corporate and other debt:				
Asset-backed securities	—	193	—	193
Corporate bonds	—	349,880	2,603	352,483
State and municipal securities	—	9,355		9,355
Other debt	—	14	9	23
Residential mortgage- backed securities	—	3	—	3
Corporate and other debt	—	359,445	2,612	362,057
Corporate equities(2)	18,815	9,902	2	28,719
Derivative contracts(1)	307	90	—	397

(1) Derivative contracts as of December 31, 2009 do not include counterparty netting and cash collateral netting.
(2) The Company holds or sells short for trading purposes, equity securities issued by entities in diverse industries and size.

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, securities purchased under agreements to resell, receivables—brokers, dealers and clearing organizations, payables—brokers, dealers and clearing organizations, certain short-term borrowings, and subordinated liabilities.

Note 4 - Collateralized Transactions

Reverse repurchase agreements, principally, government and agency securities, are carried at the amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements. Such amounts include accrued interest. The Company's policy is generally to take possession of securities purchased under agreements to resell.

The Company enters into reverse repurchase agreements to, among other things, acquire securities to cover short positions and settle other securities obligations, and to finance the Company's inventory positions. The Company receives collateral in the form of securities in connection with reverse repurchase agreements. In many cases, the Company is permitted to sell or repledge these securities held as collateral to enter into derivative transactions or for delivery to counterparties to cover short positions. At December 31, 2009, the fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $1,600,000, and the fair value of the portion that has been sold or repledged was $0.

The Company manages credit exposure arising from reverse repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral.

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, public and private issuers involving developing countries, or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. government and agency securities, which, in the aggregate, represented approximately 4.5% of the Company's total assets at December 31, 2009. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements, which represented approximately 11% of the Company's total assets at December 31, 2009, consist of securities issued by the U.S. government. Positions taken and commitments made by the Company, including positions taken and underwritings, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers.

Note 5 – Goodwill and Net Intangible Assets

Goodwill in the amount of $4,606,378 was transferred to the Company by the Parent related to the assets contributed upon MSSB's formation. The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit with its respective book value. If the estimated fair value exceeds the book value, goodwill at the reporting unit level is not deemed to be impaired. If the estimated fair value is below book value, however, further analysis is required to determine the amount of

the impairment. The Company completed its annual goodwill impairment testing, as of July 1, 2009, which did not result in any goodwill impairment.

Intangible assets were transferred to the Company by the Parent related to the assets contributed upon MSSB's formation. At December 31, 2009, net intangible assets were $3,961,404.

The estimated useful life of MSSB's customer relationships and research are sixteen years and five years, respectively.

Note 6 - Short-Term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. Such balance consists primarily of intercompany funding from the Parent as well as other intercompany payables which settle in the normal course of business. Other short-term borrowings consist of cash overdrafts.

Note 7 - Subordinated Liabilities

Subordinated liabilities consist of two Subordinated Revolving Credit Agreements with the Ultimate Parent dated May 29, 2009 and December 29, 2009. The maturity dates, interest rates, and fair values of each subordinated note as of December 31, 2009 are as follows:

Subordinated Notes	Maturity Date	Interest Rate	Par Value	Fair Value
Subordinated Revolver	July 31, 2016	5.35%	$100,000	$116,364
Subordinated Revolver	February 28, 2017	3.46%	800,000	838,403
			$900,000	$954,767

Note 8 - Derivative Instruments and Hedging Activities

The Company trades and takes proprietary positions in listed futures, forwards, options and other derivatives referencing, among other things, interest rates, currencies, investment grade and non-investment grade corporate credits, loans, bonds, U.S. and other sovereign securities, emerging market bonds and loans, credit indices, asset-backed security indices, property indices, mortgage-related and other asset-backed securities and real estate loan products. The Company uses these instruments for trading.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (*e.g.*, futures, forwards, swaps and options). The Company manages the market risk associated with its trading activities on a Company-wide basis and on an individual product basis.

The table below presents a summary by counterparty credit rating and remaining contract maturity of the fair value of OTC derivatives as of December 31, 2009. Fair value is presented in the final column net of collateral received (principally cash and U.S. government and agency securities):

OTC Derivative Products—Financial Instruments Owned[1]

Credit Rating[2]	Years to Maturity Less than 1	Net Exposure
A	$2,500	$2,500
Non-investment grade	346	346
Total	$2,846	$2,846

(1) Fair values shown represent the Company's net exposure to counterparties related to the Company's OTC derivative products. The table does not include listed derivatives and the effect of any related hedges utilized by the Company.
(2) Obligor credit ratings are determined by the Ultimate Parent's Credit Risk Management Department using methodologies generally consistent with those employed by external rating agencies.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis as of December 31, 2009. Fair values of derivative contracts in an asset position are included in Financial instruments owned—derivative contracts. Fair values of derivative contracts in a liability position are reflected in Financial instruments sold, not yet purchased—derivative contracts.

	Assets		Liabilities	
	Fair Value	Notional	Fair Value	Notional
Derivatives not designated as accounting hedges[1]:				
Interest rate contracts	$2,815	$27,354,220	$157	$27,163,090
Foreign exchange contracts	209	11,486	195	9,641
Equity contracts	429	34,465	45	3,620
Total derivatives	$3,453	$27,400,171	$397	$27,176,351

(1) Notional amounts include net notionals related to long and short futures contracts of $27,160,000 and $27,160,000, respectively. The variation margin on these futures contracts (excluded from the table above) of $766 and $174 is included in Receivables—Brokers, dealers and clearing organizations and Payables—Brokers, dealers and clearing organizations, respectively, on the consolidated statement of financial condition.

Note 9 – Commitments, Guarantees and Contingencies

Premises and Equipment

At December 31, 2009, future minimum rental commitments under such leases, net of subleases principally on office rentals were as follows:

Fiscal Year	Gross Amount	Sublease Income	Net Amount
2010	$ 257,226	$ 3,301	$ 253,925
2011	244,014	3,311	240,703
2012	211,486	3,043	208,443
2013	183,917	2,940	180,977
2014	152,769	2,595	150,174
Thereafter	322,834	6,429	316,405
Total	$1,372,246	$ 21,619	$1,350,627

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Letters of Credit

The Company has the ability to issue letters of credit outstanding to satisfy various collateral requirements, however, none were outstanding at December 31, 2009.

Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

Guarantees

The Company has certain obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company's use of guarantees is described below by type of guarantee.

The Company's obligation under guarantee arrangements as of December 31, 2009 have a maximum potential payout or notional value, and fair value of $27,150,955 and $143, respectively, and matures in less than one year.

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain written options and contingent forward contracts. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the

accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed. In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. For further discussion of the Company's derivative risk management activities see Note 10.

Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or in financial distress.

The Company is also involved, from time to time, in other reviews, investigations, and proceedings (both formal and informal) by governmental and self-regulatory agencies as well as internal investigations regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, restitutions, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how such or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of the pending matters will not have a material adverse effect on the consolidated financial condition of the Company, although the outcome of such matters could be material to the Company's operating results and cash flows for a particular future period, depending on, among other things, the level of the Company's revenues or income for such period.

Note 10 – Sales and Trading Activities

Sales and Trading

The Company's sales and trading activities are conducted through the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions. Sales and trading activities include revenues from customer purchases and sales of financial instruments in which the Company acts as principal and gains and losses on the Company's positions.

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios. The following discussion of the risk management, the market risk, credit risk and concentration risk management policies and procedures covering these activities are discussed below.

Risk Management

The Company's risk management policies and related procedures are integrated with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Risk is an inherent part of the Company's business and activities. The Company has policies and procedures in place for measuring, monitoring and managing each of the various types of significant risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, assess, monitor and manage each of the various types of risk involved in its activities is critical to its soundness and profitability. The Company's portfolio of business activities helps reduce the impact that volatility in any particular area or related areas may have on its net revenues as a whole. The Company seeks to identify, assess, monitor and manage, in accordance with defined policies and procedures, the following principal risks involved in the Company's business activities: market, credit, leverage, capital and liquidity, operational and compliance and legal risk.

The cornerstone of the Company's risk management philosophy is the execution of risk adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. The Company's risk management philosophy is based on the following principles: comprehensiveness, independence, accountability, defined risk tolerance and transparency. Given the importance of effective risk management to the Company's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, accountability of the Company's business segments, constant communication, judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of various risks at both the Company and business segment level. In recognition of the increasingly varied and complex nature of the global financial services business, the Company's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of the Company's risks, coupled with this risk management philosophy, informs the Company's risk governance structure. The Company's risk governance structure includes the Morgan Stanley Board of Directors (the "MS Board"); the Audit Committee and the Risk Committee of the MS Board; the Firm Risk Committee; senior management oversight, including the Chief Executive Officer, the Chief Risk Officer, the Chief Financial Officer, the Chief Legal Officer, the Chief Compliance Officer and the Head of Strategic Planning; the Internal Audit Department; independent risk management functions and control groups (as defined below), and various other risk control managers, committees and groups located within and across the Company's business.

The MS Board has oversight for the Company's enterprise risk management framework and is responsible for helping to ensure that the Company's risks are managed in a sound manner. The MS Board has authorized the Audit Committee and the Risk Committee to oversee risk management as described in their respective charters. The Audit Committee, the Risk Committee and Chief Risk Officer report to the MS Board on a regular basis.

The MS Board has also authorized the Firm Risk Committee, a non-MS Board committee appointed and chaired by the Chief Executive Officer that includes the Company's most senior officers, to oversee the Company's global risk management structure. The Firm Risk Committee's responsibilities include oversight of the Company's risk management principles, procedures and limits, and the monitoring of material market risk, credit risk, liquidity and funding risk, capital levels, operational risk, legal, franchise and regulatory risk matters and the steps management has taken to monitor and manage such risks. The Firm Risk Committee is overseen by the MS Board, the Audit Committee and the Risk Committee, as applicable.

The Chief Risk Officer, a member of the Firm Risk Committee who reports to the Chief Executive Officer, oversees compliance with Company risk limits; approves certain excessions of Company risk limits; reviews material market, credit and operational risks; and reviews results of risk management processes with the MS Board, the Audit Committee and the Risk Committee, as appropriate.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department examines the Company's operational and control environment and conducts audits designed to cover all major risk categories.

The risk management functions include the Market Risk Department, the Credit Risk Management Department, the Corporate Treasury Department and the Operational Risk Department (collectively, the "risk management functions"). The control groups include the Human Resources Department, the Legal and Compliance Division, the Tax Department, the Financial Control Group, the Operations Division and the Information Technology Division (collectively, the "control groups"). The risk management functions and the control groups are independent of the Company's business units, assist senior management and the Firm Risk Committee in monitoring and controlling the Company's risk through a number of control processes. The Company is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

MSSB has a risk committee that is responsible for ensuring that the business, as applicable, adheres to established limits for market, credit, operational and other risks; implements risk measurement, monitoring, and management policies and procedures that are consistent with the risk framework established by the Firm Risk Committee; and reviews, on a periodic basis, its aggregate risk exposures, risk exception experience, and the efficacy of its risk identification, measurement, monitoring and management policies and procedures, and related controls.

MSSB's business also has designated operations officers, committees and groups to manage and monitor specific risks and report to the business risk committee. The control groups work together to review the risk monitoring and risk management policies and procedures relating to, among other things, the business's market, credit and operational risk profile, sales practices, reputation, legal enforceability, and operational and technological risks. Participation by the senior officers of the control groups helps ensure that risk policies and procedures, exceptions to risk limits, new products and business ventures, and transactions with risk elements undergo a thorough review.

The following is a discussion of the Company's risk management policies and procedures for its principal risks (other than capital and liquidity risk). The discussion focuses on the Company's securities activities (primarily its institutional trading activities) and corporate lending and related activities. The Company believes that these activities generate a substantial portion of its principal risks. This discussion and the estimated amounts of the Company's market risk exposure generated by the Company's statistical analyses are forward-looking statements. However, the analyses used to assess such risks are not predictions of future events, and actual results may vary significantly from such analyses due to events in the markets in which the Company operates and certain other factors described below.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading and client facilitation activities where a substantial majority of the Company's Value-at-Risk ("VaR") for market risk exposures is generated.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The control groups help ensure that these risks are measured and closely monitored and are made transparent to senior management. The Market Risk Department is responsible for ensuring transparency of material market risks, monitoring compliance with established limits, and escalating risk concentrations to appropriate senior management. To execute these responsibilities, the Market Risk Department monitors the Company's risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains the Company's VaR system. A variety of limits is designed to control price and market liquidity risk. Market risk is monitored through various measures: statistically (using VaR and related analytical measures); by measures of position sensitivity; and through routine stress testing and scenario analyses conducted by the Market Risk Department in collaboration with the MSSB business units. The material risks identified by these processes are summarized in reports produced by the Market Risk Department that are circulated to and discussed with senior management and the Risk Committee and the MS Board.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations. The Company is exposed to two distinct types of credit risk in its businesses. The Company incurs "single-name" credit risk exposure through its lending activities. This type of risk requires credit analysis of specific counterparties, both initially and on an ongoing basis. The Company also incurs "individual consumer" credit risk through margin and non-purpose loans to individual investors, which are collateralized by securities.

The Company has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and the Credit Risk Management Department ("Credit Risk Management") establishes firm-wide practices to evaluate, monitor and control credit risk exposure both within and across business segments. For example, a Credit Limits Framework is one of the primary tools used to evaluate and manage credit risk levels across the Company. The Credit Limits Framework is calibrated within the Company's risk tolerance and includes single-name limits and portfolio concentration limits by country, industry and product type. Credit Risk Management is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. MSSB's credit risk exposure is managed through various credit risk committees, whose membership includes Credit Risk Management. In conjunction with Credit Risk Management, the Risk Management Department is responsible for monitoring, measuring and analyzing credit risk exposures, including margin loans and credit sensitive, higher risk transactions.

The Company, through agreements with Citi relating to the formation of MSSB, retains certain credit risk for margin and non-purpose loans that are held at CGMI in its capacity as clearing broker for certain MSSB clients. The related loans are generally subject to the same oversight margin and non-purpose loans held by the Company.

Note 11 - Employee Compensation Plans

Employees of the Company participate in compensation plans sponsored by the Ultimate Parent. The following summarizes these plans:

Employee Stock-Based Compensation Plans

Eligible employees of the Company participate in several of the Ultimate Parent's equity-based stock compensation plans. The Ultimate Parent accounts for stock-based compensation in accordance with the accounting guidance for equity-based awards. This accounting guidance requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures.

Deferred Stock Awards

The Ultimate Parent has made deferred stock awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of restricted common stock or in the right to receive unrestricted shares of common stock in the future ("restricted stock units"). Awards under these plans are generally subject to vesting over time contingent upon continued employment and to restrictions on sale, transfer or assignment until the end of a specified period, generally two to five years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant restriction period. All or a portion of a vested award also may be canceled in certain limited situations, including termination for cause during the relevant restriction period. Recipients of deferred stock awards generally have voting rights and receive dividend equivalents. The Ultimate Parent determines fair value of restricted stock units based on the number of units granted and the grant date fair value of its common stock, measured as the volume-weighted average price on the date of grant.

Stock Option Awards

The Ultimate Parent has granted stock option awards pursuant to several equity-based compensation plans. The plans provide for the deferral of a portion of certain key employees' discretionary compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of the Ultimate Parent's common stock on the date of grant. Such stock option awards generally become exercisable over a three-year period and expire ten years from the date of grant, subject to accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are generally similar to those in deferred stock awards. The fair value of stock options is determined using the Black-Scholes valuation model and the single grant life method. Under the single grant life method, option awards with graded vesting are valued using a single weighted-average expected option life.

Stock Based Compensation

Compensation expense for all stock-based payment awards is recognized using the graded vesting attribution method. Equity-based compensation costs are charged to the Company by the Ultimate Parent based upon the awards granted to employees in the Company participating in the programs.

Note 12 – Employee Benefit Plans

Substantially all employees of the Company in employee benefit plans are sponsored by MS&Co. The plan provides pension benefits that are based on each employee's years of credited service and compensation levels specified in the plan. The U.S defined benefit pension plan was closed to new participants effective July 1, 2007. In lieu of a defined benefit pension plan, eligible employees who were

first hired, rehired or transferred to U.S. on or after July 1, 2007, will receive a retirement contribution under their 401(k) plan. The amount of the retirement contribution is included in the Company's 401(k) cost and will be equal to between 2% and 5% of eligible pay up to the annual 401(a)(17) limit based on years of service as of December 31. Certain employees are covered by postretirement plan sponsored by MS&Co that provides medical and life insurance for eligible retirees and medical for their dependents.

Employees of the Company are eligible to participate in a 401(k) plan sponsored by MS&Co upon meeting certain eligibility requirements. Eligible employees receive 401(k) matching contributions that are invested in the Company's common stock. Effective July 1, 2009, the Morgan Stanley 401(k) Savings Plan, sponsored by MS&Co, was introduced for legacy Smith Barney employees who were contributed to the Company. Legacy Smith Barney employees with eligible pay less than or equal to $100,000 will receive a fixed contribution under the 401(k) Savings Plan. The amount of fixed contribution is included in the Company's 401(k) expense and equals between 1% and 2% of eligible pay based on years of service as of December 31. Additionally, certain eligible legacy Smith Barney employees were granted a transition contribution and a one-time make-up Company match based on certain transition percentage of eligible pay and a comparison of Company match under the Citigroup 401(k) and Morgan Stanley 401(k) Savings Plan. The retirement contribution granted in lieu of a defined benefit pension plan, and the fixed contribution, transition contribution and make-up Company match granted to legacy Smith Barney employees are included in the Company's 401(k) expense.

Note 13 - Income Taxes

Certain subsidiaries of the Company are organized as corporations which are subject to federal, state and local income taxes.

The taxable income of the Company will be reported by its Parent which is treated as a partnership for U.S. federal and state income tax purposes. The Ultimate Parent and Citi will include their distributive share of taxable income from the Parent in their respective federal, state and local income tax returns.

The Company adopted accounting guidance which clarifies the accounting for uncertainty in income taxes recognized in the accompanying consolidated statement of financial condition. The Company's initial income tax return filings have not been made, and therefore, the company did not establish any tax positions which may be considered uncertain. Accordingly, the Company did not provide any amounts with respect to uncertain income tax positions.

Note 14 - Regulatory Requirements

MSSB is a registered introducing broker-dealer and futures commission merchant and, accordingly, is subject to the net capital rules of the SEC, the CFTC and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of $500. At December 31, 2009, MSSB's Net Capital was $395,725, which exceeded the minimum requirement by $395,225.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

MSSB has entered into an agreement with MS&Co and CGMI, its clearing brokers, that allows MSSB to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent (commonly referred to as "PAIB") and to permit the correspondent to use PAIB in its capital computations.

Note 15 – Subsequent Events

The Company has evaluated subsequent events from December 31, 2009 through February 26, 2010, the filing date of the consolidated statement of financial condition. The Company did not note any subsequent events requiring disclosure or adjustment to the consolidated statement of financial condition.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Morgan Stanley Smith Barney LLC
2000 Westchester Ave.
Purchase, NY 10577

In planning and performing our audit of the consolidated financial statements of Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") as of December 31, 2009 and for the seven month period June 1, 2009 to December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC, because the Company does not carry customer's regulated commodity futures, foreign futures or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP